Ark Therapeutics

Ark Therapeutics Group Plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

1 April 2005

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Financ[redacted]
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

ARK THERAPEUTICS GROUP PLC

FILE NO: 82-34804

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE MARCH 11, 2005**
1.1	Form 88(2) - Return of Allotment of Shares dated March 21, 2005
1.2	Form 88(2) - Return of Allotment of Shares dated April 1, 2005
1.3	Form 88(2) - Return of Allotment of Shares dated April 1, 2005
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE MARCH 11, 2005**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated March 14, 2005 regarding Director Shareholding
2.1.2	Announcement dated March 14, 2005 regarding Director Shareholding
2.1.3	Announcement dated March 14, 2005 regarding Director's Share Dealing
2.1.4	Announcement dated March 21, 2005 regarding Director Shareholding
2.1.5	Announcement dated March 21, 2005 regarding Director Shareholding
2.1.6	Announcement dated March 23, 2005 regarding Research Update
2.1.7	Announcement dated April 1, 2005 regarding Agreement
2.1.8	Announcement dated April 1, 2005 regarding Notice of AGM
2.1.9	Annual Report and Accounts 2004 and accompanying Ark Therapeutics Group 2005 Long Term Incentive Plan Summary
3.	**PRESS RELEASES SINCE MARCH 11, 2005**
3.1	Press release dated March 23, 2005 regarding Research Update (see 2.1.6 above)
3.2	Press release dated April 1, 2005 regarding Agreement (see 2.1.7 above)

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

2005 APR -5 A 7:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number	4313987
Company name in full	ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16 03 2005	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	20000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	60p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 20,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed M.R.C. Plummer. Date 21/03/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	60p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON	UK Postcode E14 2BH	Class of shares allotted: ORDINARY	Number allotted: 10,000
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted

RECEIVED 2005 APR -5 A 7:15

Please enter the number of continuation sheets (if any) attached to this form

Signed *N.R.C. Plummer* Date 31/03/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	60p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 25,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed N.F.C. Plummer. Date 01/04/2005

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Director Shareholding
Released	17:00 14-Mar-05
Number	7312J

RNS Number:7312J
Ark Therapeutics Group PLC
14 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ARK THERAPEUTICS GROUP PLC

2) NAME OF DIRECTOR

NIGEL PARKER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

12 MARCH 2005

18) Period during which or date on which exercisable

75% EXERCISABLE FROM 12 MARCH 2008, REMAINING 25% EXERCISABLE FROM 12 MARCH 2009. OPTIONS LAPSE ON 11 MARCH 2015

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

350,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

96.25 PENCE PER SHARE

22) Total number of shares or debentures over which options held following this notification

4,196,808 ORDINARY SHARES

23) Any additional information

24) Name of contact and telephone number for queries

Nick Plummer
Company Secretary
+44 (0)20 7388 7722

25) Name and signature of authorised company official responsible for making this notification

Nick Plummer
Company Secretary

Date of Notification 14 March 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Director Shareholding
Released	17:06 14-Mar-05
Number	7311J

RNS Number:7311J
Ark Therapeutics Group PLC
14 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ARK THERAPEUTICS GROUP PLC

2) NAME OF DIRECTOR

MARTYN WILLIAMS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

12 MARCH 2005

18) Period during which or date on which exercisable

75% EXERCISABLE FROM 12 MARCH 2008, REMAINING 25% EXERCISABLE FROM 12 MARCH 2009. OPTIONS LAPSE ON 11 MARCH 2015

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

150,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

96.25 PENCE PER SHARE

22) Total number of shares or debentures over which options held following this notification

1,600,000 ORDINARY SHARES

23) Any additional information

24) Name of contact and telephone number for queries

NICK PLUMMER
COMPANY SECRETARY
+44 (0)20 7388 7722

25) Name and signature of authorised company official responsible for making this notification

NICK PLUMMER
COMPANY SECRETARY

Date of Notification 14 MARCH 2005

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Director's Share Dealing
Released	17:55 14-Mar-05
Number	7416J

Ark Therapeutics Group plc
Director's Share Dealing

14 March 2005: Ark Therapeutics Group plc (LSE: AKT) ("Ark" or the "Company") announces that it was informed today that Professor Seppo Ylä-Herttuala, a non-executive director of the Company, sold 200,000 of his ordinary Ark shares of 1 pence each on 14 March 2005 to meet his annual Finnish wealth tax liabilities. These shares, which represent approximately 0.16% of the Company's issued share capital, were sold at a price of 102.5 pence per share. Following this transaction, Professor Ylä-Herttuala will own 4,152,358 ordinary Ark shares, representing 3.29% of the Company's issued share capital.

- Ends -

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Director Shareholding
Released	16:21 21-Mar-05
Number	0268K

RNS Number:0268K
Ark Therapeutics Group PLC
21 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ARK THERAPEUTICS GROUP PLC

2) NAME OF DIRECTOR

MARTYN WILLIAMS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class(any treasury shares held by company should not be taken into account when calculating percentage)

9) Number of shares/amount of stock disposed

10) Percentage of issued Class(any treasury shares held by company should not be taken into account when calculating percentage)

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification(any treasury shares held by company should not be taken into account when calculating percentage)

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

12 MARCH 2005

18) Period during which or date on which exercisable

75% EXERCISABLE FROM 12 MARCH 2008, REMAINING 25% EXERCISABLE FROM 12 MARCH 2009. OPTIONS LAPSE ON 11 MARCH 2015.

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

90,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

96.25 PENCE PER SHARE

22) Total number of shares or debentures over which options held following this notification

1,690,000 ORDINARY SHARES

23) Any additional information

240,000 OPTIONS WERE GRANTED ON 12 MARCH 2005
150,000 OF WHICH WERE NOTIFIED ON 14 MARCH 2005.

24) Name of contact and telephone number for queries

NICK PLUMMER
COMPANY SECRETARY
+44 020 7388 7722

25) Name and signature of authorised company official responsible for

making this notification   NICK PLUMMER
COMPANY SECRETARY

Date of Notification 21 March 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Director Shareholding
Released	16:29 21-Mar-05
Number	0269K

RNS Number:0269K
Ark Therapeutics Group PLC
21 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ARK THERAPEUTICS GROUP PLC

2) NAME OF DIRECTOR

NIGEL PARKER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

12 MARCH 2005

18) Period during which or date on which exercisable

75% EXERCISABLE FROM 12 MARCH 2008, REMAINING 25% EXERCISABLE FROM 12 MARCH 2009. OPTIONS LAPSE ON 11 MARCH 2015

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

250,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

96.25 PENCE PER SHARE

22) Total number of shares or debentures over which options held following this notification

4,446,808 ORDINARY SHARES

23) Any additional information

600,000 options were granted on 12 March 2005,
350,000 of which were notified on 14 March 2005.

24) Name of contact and telephone number for queries

Nick Plummer
Company Secretary
+44 (0)20 7388 7722

25) Name and signature of authorised company official responsible for

making this notification

Nick Plummer
Company Secretary

Date of Notification 21 March 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 23-Mar-05
Number	0995K

Ark Therapeutics Group plc

Regulatory Update on Cerepro™ and Vitor™

23 March 2005: Ark Therapeutics Group plc ("Ark" or the "Company") today announces regulatory progress for its two lead products, Cerepro™ and Vitor™.

EMEA appoints Rapporteurs for Cerepro™

Ark announces that as part of ongoing discussions with the EMEA concerning its product Cerepro™, a novel therapy for operable malignant glioma, the EMEA has formally appointed a Rapporteur and Co-Rapporteur for the product. The role of the Rapporteurs is to manage the application for marketing authorisation, which Ark intends to file under the exceptional circumstances provisions, through the centralised regulatory process. Ark further announces that it has now met with both the Rapporteur and the Co-Rapporteur together with their country representatives and both have indicated their willingness to perform this function.

Ark has performed three clinical studies to date with Cerepro™, a Phase I study establishing safety and posology (dosing and method of administration) and two safety and efficacy studies, both showing Cerepro™ produced an average extension of 7 months' survival in a disease where most patients will live for around eight months. Cerepro™ has Orphan Drug Status in Europe and the USA and is manufactured by Ark in Finland.

Dr Alan Boyd, Director of Research & Development at Ark, said, *"We are pleased to have cleared this next step with the EMEA. The results observed in the trials for Cerepro™ to date represent a large clinical benefit to patients in this devastating disease where new effective treatments are urgently needed. We are now continuing with the development and manufacturing work necessary for filing."*

Vitor™ submission via Decentralised Procedure advised as appropriate regulatory route

Ark also announces that it has attended a pre-submission meeting with the Medicines and Healthcare products Regulatory Agency (MHRA) to discuss the regulatory position for Vitor™. The Agency advised during the meeting that should the Phase III study results in cancer cachexia, due in H2 2005, show relevant and significant clinical benefits in the treatment's favour, with an acceptable safety profile, then submission via the new decentralised procedure, which comes into effect later this year, would be appropriate.

Vitor™ is a small molecule in Phase III development in the USA, Canada and Europe. Ark expects to complete enrolment in the study in the next few weeks, giving a target date for initial results to be available of Q3 2005. Vitor™ works by enhancing mitochondrial activity and both reducing protein breakdown and enhancing protein synthesis in muscle cells via the ubiquitin-proteasome pathway.

Dr Alan Boyd, Director of Research and Development at Ark, said: *"Given the status of the Phase III trial with Vitor™, now was the appropriate time to start discussions with the Regulatory Authorities. We are pleased to have established the appropriate regulatory pathway for the product and that the route is in line with our internal plans."*

For further information:

Ark Therapeutics Group plc — **Tel: + 44 (0)20 7388 7722**
Dr Nigel Parker, CEO
Dr Alan Boyd, R&D Director

Financial Dynamics — **Tel: +44 (0)20 7831 3113**
David Yates
Lucy Briggs

Notes to Editors

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant

revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Re Agreement
Released	07:00 01-Apr-05
Number	4416K

Ark Grants Licence to Boehringer Ingelheim for Access to Key Technology

1 April 2005 - Ark Therapeutics Group plc today announces that it has signed an agreement with the German pharmaceutical company, Boehringer Ingelheim International GmbH, granting Boehringer Ingelheim exclusive rights to Ark's intellectual property in relation to certain Boehringer Ingelheim therapies affecting the renin-angiotensin system. Although detailed financial terms of the agreement were not disclosed, Ark receives a material upfront payment on signing and several multi million Euro payments expected over the next few years on the achievement of certain pre-defined milestones. In addition, Ark will receive royalties on sales of a Boehringer Ingelheim product for the treatment of patients in certain cardiovascular related indication areas for which Ark is able to secure and maintain a valid patent.

There is increasing interest in the use of drugs which affect the renin-angiotensin system (a natural hormone cascade) in treating vascular related conditions. Ongoing clinical studies such as Boehringer Ingelheim's PROFESS® and ONTARGET™/ TRANSCEND trial program (1) are being performed in order to accumulate clinical evidence about their effectiveness in reducing the incidence of such conditions. Market research data suggest the sales of these compounds is likely to increase significantly in the future as physicians switch to newer therapies in this growing market, driven by population aging and an increasing prevalence of vascular disease-related events.

Ark's intellectual property encompasses a fundamental discovery that chemicals within the body's renin-angiotensin system play a significant role in determining the ability of mitochondria (2) to generate the energy for cells to survive. The scope of Ark's intellectual property covers the use of all agents which affect the renin-angiotensin system for the treatment of complex vascular-related and metabolic disorders.

Dr Nigel Parker, Chief Executive of Ark Therapeutics, commented: "The novel work of Ark's scientists and collaborators has contributed to a wider understanding of the potential utility of this class of drugs in a range of disorders. Whilst Boehringer Ingelheim is the first to acknowledge the importance of Ark's discoveries in these areas, Ark may grant further licences in the future to other companies."

Paul Higham, Director of Commercial Development at Ark, commented: "We are pleased to have finalised this agreement with Boehringer Ingelheim in this very significant indication. We look forward to what we all hope will be the successful completion of their clinical studies and to the registration of Boehringer Ingelheim's products in these important areas of unmet need."

1.PROFESS®: PReventiOn regimen For Effectively avoiding Second Stroke
ONTARGET™: ONgoing Telmisartan Alone and in combination with Ramipril Global Endpoint Trial
TRANSCEND: Telmisartan Randomized AssessmeNt Study in aCE iNtolerant subjects with cardiovascular Disease

2. Mitochondria are cellular substructures considered to be the power station of the cell

Ark Therapeutics Group plc **+4420 7388 7722**
Dr Nigel Parker, CEO
Paul Higham Director of Commercial Development

Financial Dynamics **+4420 7831 3113**
David Yates
Lucy Briggs

Ark Therapeutics Group plc

Ark is an emerging specialist healthcare group (the "Group") with one marketed product and four further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs predominantly with within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development and intends to conduct it's own sales and marketing in certain territories as well as securing marketing partners in others.

The Group has operations in London, UK and Kuopio, Finland.

Ark's shares are traded on the London Stock Exchange (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

Boehringer Ingelheim

The Boehringer Ingelheim group is one of the world's 20 leading pharmaceutical companies. Headquartered in Ingelheim, Germany, it operates globally with 152 affiliates in 45 countries and more than 34,000 employees. Since it was founded in 1885, the family-owned company has been committed to researching, developing, manufacturing and marketing novel products of high therapeutic value for human and veterinary medicine.

In 2003, Boehringer Ingelheim posted net sales of 7.4 billion euro while spending more than one fifth of net sales in its largest business segment Prescription Medicines on research and development.

For more information please visit www.boehringer-ingelheim.com

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Notice of AGM
Released	14:43 01-Apr-05
Number	4989K

ARK THERAPEUTICS: NOTIFICATION OF ANNUAL GENERAL MEETING

London, UK: 1 April 2005 – Ark Therapeutics Group plc announces today that it will be holding its Annual General Meeting on 28 April 2005 at 11.30 am at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA. A Notice of AGM was sent to shareholders on 24 March 2005 as part of the 2005 Annual Report. The Annual Report can be downloaded from the Company's website, www.arktherapeutics.com.

Notes to Editors

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising (ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within v disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken t development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has ε the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular prograı development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and devel(programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and obj relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "t "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereo forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such f looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies ε environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achiever differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance (parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcer reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

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